Mail Stop 3561

April 9, 2009

BY U.S. MAIL and FACSIMILE

Dr. Nataliya Hearn
 President
ELEMENT 21 GOLF COMPANY
200 Queens Quay East, Unit #1
Toronto, Ontario, Canada MKA 4K9

  Re: **Element 21 Golf Company**
    Item 4.01 Form 8-K, filed April 3, 2009
    File No. 0-15260

Dear Dr. Hearn:

  We have completed our review of your Form 8-K and have no further comments at this time.

        Sincerely,

        Beverly A. Singleton
        Staff Accountant